Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2023

NEWS RELEASE

Business Highlights

•	Third quarter sales increased 23% Q/Q and decreased 31% Y/Y

•	SSD controller sales: 3Q increased 5% to 10% Q/Q and decreased 10% to 15% Y/Y

•	eMMC+UFS controller sales: 3Q increased 100% to 105% Q/Q and decreased 40% to 45% Y/Y

•	SSD solutions sales: 3Q decreased 5% to 10% Q/Q and decreased 30% to 35% Y/Y

Financial Highlights

	3Q 2023 GAAP	3Q 2023 Non-GAAP
☐ Net sales	$172.3 million (+23% Q/Q, -31% Y/Y)	$172.3 million (+23% Q/Q, -31% Y/Y)
☐ Gross margin	42.4%	42.5%
☐ Operating margin	8.7%	13.8%
☐ Earnings per diluted ADS	$0.32	$0.63

TAIPEI, Taiwan and MILPITAS, Calif., November 2, 2023 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”, the “Company” or “we”) today announced its financial results for the quarter ended September 30, 2023. For the third quarter of 2023, net sales (GAAP) increased sequentially to $172.3 million from $140.4 million in the second quarter of 2023. Net income (GAAP) decreased to $10.6 million, or $0.32 per diluted American Depositary Share of the Company (“ADS”) (GAAP), from net income (GAAP) of $11.0 million, or $0.33 per diluted ADS (GAAP), in the second quarter of 2023.

For the third quarter of 2023, net income (non-GAAP) increased to $21.1 million, or $0.63 per diluted ADS (non-GAAP), from net income (non-GAAP) of $12.6 million, or $0.38 per diluted ADS (non-GAAP), in the second quarter of 2023.

Third Quarter 2023 Review

“We’re pleased with our strong performance in the third quarter as we began to see inventory levels in the channel normalize and OEM order patterns accelerate ahead of the anticipated holiday season demand,” said Wallace Kou, President and CEO of Silicon Motion. “eMMC+UFS sales rebounded while our SSD controller sales again saw sequential growth. Our continuing investment in technology leadership in storage controllers has expanded our customer base for SSD and eMMC+UFS controllers and diversified our end-markets, leading to more stable and sustainable long-term growth.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2023	2Q 2023	3Q 2022	3Q 2023	2Q 2023	3Q 2022
Revenue	$172.3	$140.4	$250.8	$172.3	$140.4	$250.8
Gross profit	$73.1	$56.4	$119.1	$73.3	$59.7	$119.3
Percent of revenue	42.4%	40.2%	47.5%	42.5%	42.5%	47.6%
Operating expenses	$58.1	$54.6	$63.8	$49.5	$48.0	$56.6
Operating income	$15.0	$1.8	$55.4	$23.8	$11.7	$62.7
Percent of revenue	8.7%	1.3%	22.1%	13.8%	8.3%	25.0%
Earnings per diluted ADS	$0.32	$0.33	$1.29	$0.63	$0.38	$1.53

Other Financial Information

(in millions)	3Q 2023	2Q 2023	3Q 2022
Cash, cash equivalents, restricted cash and short-term investments—end of period	$350.3	$305.0	$253.9
Routine capital expenditures	$6.3	$4.3	$7.4
Dividend payments	—	—	$16.5
Share repurchases	—	—	*

*	$0.1m ADS cancellation fee for shares repurchased in prior quarter.

During the third quarter of 2023, we had $17.1 million of capital expenditures, including $6.3 million for the routine purchase of testing equipment, software, design tools and other items, and $10.8 million for building construction in Hsinchu.

Acquisition Update

On May 5, 2022, Silicon Motion and MaxLinear, Inc. (“MaxLinear”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Silicon Motion agreed to be acquired by MaxLinear, with (a) holders of Silicon Motion ordinary shares, par value $0.01 (each, a “Share”), to receive $23.385 in cash and 0.097 shares of MaxLinear common stock, par value $0.0001(“MaxLinear Common Stock”) for each Share that they hold (other than certain customary excluded Shares), and (b) ADS holders to receive $93.54 in cash and 0.388 shares of MaxLinear Common Stock for each ADS that they hold (other than ADSs representing certain customary excluded Shares), in each case, with cash in lieu of any fractional shares of MaxLinear Common Stock (collectively, the “Transaction”). On August 31, 2022, shareholders at Silicon Motion’s Extraordinary General Meeting of Shareholders approved the Transaction.

On July 26, 2023, Silicon Motion and MaxLinear received antitrust approval from the State Administration for Market Regulation of the People’s Republic of China (“SAMR Approval”). Shortly after receiving SAMR Approval, Silicon Motion received notice from MaxLinear of its purported termination of the Merger Agreement. MaxLinear did not provide any factual basis for its purported termination, and Silicon Motion believes its actions constituted a willful and material breach of the Merger Agreement. Silicon Motion has filed a claim in the Singapore International Arbitration Centre, which is the venue for dispute resolution under the Merger Agreement, and is pursuing payment of the termination fee of $160 million, further substantial damages, interest and costs.

Business Outlook

“We expect our business to continue to rebound in the fourth quarter as channel inventory normalizes and OEM demand further improves, leading to better-than-seasonal sequential revenue growth,” said Wallace Kou, President and CEO of Silicon Motion. “Order patterns and visibility have improved significantly since the start of this year and with inventory levels normalizing and a strong pipeline of design wins, we are well positioned to deliver growth in 2024.”

For the fourth quarter of 2023, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$190m to $198m +10% to 15% Q/Q	—	$190m to $198m +10% to 15% Q/Q
Gross margin	42.4% to 43.4%	Approximately $0.2m*	42.5% to 43.5%
Operating margin	7.8% to 10.6%	Approximately $9.8 m to $10.8m**	13.5% to 15.5%

*	Projected gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $9.8 million to $10.8 million of stock-based compensation and MaxLinear arbitration expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on November 2, 2023.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI16f0e4890c1649e6a5b1329a7fae14da

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the Transaction.

MaxLinear arbitration expenses consist of legal, consultant and other fees related arbitration against MaxLinear.

Loss from settlement of litigation relates to an expense accrued in connection with a settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the difference between market value and cost of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Sep. 30, 2022 ($)	Jun. 30, 2023 ($)	Sep. 30, 2023 ($)	Sep. 30, 2022 ($)	Sep. 30, 2023 ($)
Net Sales	250,812	140,361	172,333	745,163	436,763
Cost of sales	131,691	83,938	99,193	366,304	254,897

Gross profit	119,121	56,423	73,140	378,859	181,866
Operating expenses
Research & development	47,727	41,336	41,740	136,607	117,926
Sales & marketing	9,375	7,248	6,862	25,908	20,715
General & administrative	6,949	6,021	8,939	27,098	20,323
Loss from settlement of litigation	(300)	—	591	400	591

Operating income	55,370	1,818	15,008	188,846	22,311
Non-operating income (expense)
Interest income, net	750	2,736	3,480	1,375	8,026
Foreign exchange gain (loss), net	(2,293)	1,223	569	(4,318)	2,030
Unrealized holding gain(loss) on investments	—	6,135	(2,828)	—	8,053
Others, net	—	—	—	1	—

Subtotal	(1,543)	10,094	1,221	(2,942)	18,109

Income before income tax	53,827	11,912	16,229	185,904	40,420
Income tax expense	10,936	868	5,642	36,929	8,639

Net income	42,891	11,044	10,587	148,975	31,781

Earnings per basic ADS	1.30	0.33	0.32	4.47	0.95
Earnings per diluted ADS	1.29	0.33	0.32	4.45	0.95

Margin Analysis:
Gross margin	47.5%	40.2%	42.4%	50.8%	41.6%
Operating margin	22.1%	1.3%	8.7%	25.3%	5.1%
Net margin	17.1%	7.9%	6.1%	20.0%	7.3%

Additional Data:
Weighted avg. ADS equivalents	33,050	33,409	33,413	33,325	33,332
Diluted ADS equivalents	33,140	33,438	33,471	33,448	33,431

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Sep. 30, 2022 ($)	Jun. 30, 2023 ($)	Sep. 30, 2023 ($)	Sep. 30, 2022 ($)	Sep. 30, 2023 ($)
Gross profit (GAAP)	119,121	56,423	73,140	378,859	181,866
Gross margin (GAAP)	47.5%	40.2%	42.4%	50.8%	41.6%
Stock-based compensation (A)	143	71	94	370	300
Restructuring charges	—	3,222	88	136	3,347
Gross profit (non-GAAP)	119,264	59,716	73,322	379,365	185,513
Gross margin (non-GAAP)	47.6%	42.5%	42.5%	50.9%	42.5%

Operating expenses (GAAP)	63,751	54,605	58,132	190,013	159,555
Stock-based compensation (A)	(5,679)	(2,359)	(3,751)	(13,451)	(11,460)
M&A transaction expenses	(1,766)	(1,548)	(708)	(8,444)	(2,893)
MaxLinear arbitration expenses	—	—	(2,904)	—	(2,904)
Restructuring charges	—	(2,664)	(661)	—	(4,581)
Loss from settlement of litigation	300	—	(591)	(400)	(591)

Operating expenses (non-GAAP)	56,606	48,034	49,517	167,718	137,126
Operating profit (GAAP)	55,370	1,818	15,008	188,846	22,311
Operating margin (GAAP)	22.1%	1.3%	8.7%	25.3%	5.1%
Total adjustments to operating profit	7,288	9,864	8,797	22,801	26,076
Operating profit (non-GAAP)	62,658	11,682	23,805	211,647	48,387

Operating margin (non-GAAP)	25.0%	8.3%	13.8%	28.4%	11.1%
Non-operating income (expense) (GAAP)	(1,543)	10,094	1,221	(2,942)	18,109
Foreign exchange loss (gain), net	2,293	(1,223)	(569)	4,318	(2,030)
Unrealized holding loss (gain) on investments	—	(6,135)	2,828	—	(8,053)
Non-operating income (expense) (non-GAAP)	750	2,736	3,480	1,376	8,026

Net income (GAAP)	42,891	11,044	10,587	148,975	31,781
Total pre-tax impact of non-GAAP adjustments	9,581	2,506	11,056	27,119	15,993
Income tax impact of non-GAAP adjustments	(1,311)	(965)	(584)	(3,234)	(2,968)
Net income (non-GAAP)	51,161	12,585	21,059	172,860	44,806

Earnings per diluted ADS (GAAP)	$1.29	$0.33	$0.32	$4.45	$0.95
Earnings per diluted ADS (non-GAAP)	$1.53	$0.38	$0.63	$5.13	$1.33
Shares used in computing earnings per diluted ADS (GAAP)	33,140	33,438	33,471	33,448	33,431
Non-GAAP adjustments	263	115	128	249	136
Shares used in computing earnings per diluted ADS (non-GAAP)	33,403	33,553	33,599	33,697	33,567
(A) Excludes stock-based compensation as follows:
Cost of sales	143	71	94	370	300
Research & development	4,029	1,315	2,422	9,007	7,605
Sales & marketing	615	435	521	1,684	1,496
General & administrative	1,035	609	808	2,760	2,359

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30 2022 ($)	Jun. 30, 2023 ($)	Sep. 30, 2023 ($)
Cash and cash equivalents	199,215	249,830	295,385
Accounts receivable (net)	229,692	166,020	193,389
Inventories	305,566	250,524	199,003
Refundable deposits – current	48,500	49,480	49,445
Prepaid expenses and other current assets	13,899	15,916	16,896

Total current assets	796,872	731,770	754,118
Long-term investments	8,333	19,767	17,023
Property and equipment (net)	133,499	156,962	162,107
Other assets	22,778	38,077	33,672

Total assets	961,482	946,576	966,920

Accounts payable	70,731	12,529	26,975
Income tax payable	46,211	31,272	26,279
Accrued expenses and other current liabilities	105,855	78,771	77,502

Total current liabilities	222,797	122,572	130,756
Other liabilities	44,328	64,562	62,112

Total liabilities	267,125	187,134	192,868
Shareholders’ equity	694,357	759,442	774,052

Total liabilities & shareholders’ equity	961,482	946,576	966,920

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Sep. 30, 2022 ($)	Jun. 30, 2023 ($)	Sep. 30, 2023 ($)	Sep. 30, 2022 ($)	Sep. 30, 2023 ($)
Net income	42,891	11,044	10,587	148,975	31,781
Depreciation & amortization	4,864	5,381	8,043	13,995	19,032
Stock-based compensation	5,822	2,430	3,845	13,821	11,760
Investment losses (gain) & disposals	3	(5,945)	3,135	5	(7,556)
Changes in operating assets and liabilities	(10,940)	23,134	39,302	(132,913)	52,910

Net cash provided by (used in) operating activities	42,640	36,044	64,912	43,883	107,927

Purchase of property & equipment	(8,568)	(10,085)	(17,052)	(25,148)	(40,687)

Net cash provided by (used in) investing activities	(8,568)	(10,085)	(17,052)	(25,148)	(40,687)

Dividend payments	(16,499)	(15)	—	(49,941)	(15)
Share repurchases	(109)*	—	—	(133,155)	—

Net cash used in financing activities	(16,608)	(15)	—	(183,096)	(15)

Net increase (decrease) in cash, cash equivalents & restricted cash	17,464	25,944	47,860	(164,361)	67,225
Effect of foreign exchange changes	1,482	(1,273)	(2,528)	2,723	(3,977)
Cash, cash equivalents & restricted cash—beginning of period	234,939	280,300	304,971	415,523	287,055

Cash, cash equivalents & restricted cash—end of period	253,885	304,971	350,303	253,885	350,303

*	ADS cancellation fee for shares repurchased in prior quarter

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2023. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:

Jason Tsai	Selina Hsieh
Vice President of IR & Finance jtsai@siliconmotion.com	Investor Relations ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global